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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Name of Issuer)
ORIGEN FINANCIAL, INC.

(Title of Class of Securities)
Common Stock, $0.01 par value

(CUSIP Number)
68619E208

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Jonathan S. Aaron, 2300 Harmon Road, Auburn Hills, Michigan 48326

(Date of Event which Requires Filing of this Statement)
March 14, 2009
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CUSIP No.	68619E208

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Jonathan S. Aaron

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,600,000(1) (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,600,000(1) (2)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☑(2)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.11%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	68619E208

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). William Davidson TR dated September 24, 2008, as amended

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

	7	SOLE VOTING POWER

NUMBER OF		2,600,000(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,600,000(1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.11%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1)	Represents shares of the common stock of Origen Financial, Inc. ("Origen") that may be acquired pursuant to a five-year stock purchase warrant (the "Warrant") issued by Origen, originally in favor of the William M. Davidson Trust u/a/d 12/13/04 (the "Original Trust"), and subsequently transferred to the William Davidson TR dated September 24, 2008, as amended (the "Trust") by operation of law on March 14, 2009, upon the death of the grantor of the Original Trust. The Warrant may be exercised at the option of the holder, at any time on or prior to April 8, 2013, at an exercise price of $1.22 per share. Jonathan S. Aaron, co-trustee of the Trust, has ultimate authority with respect to all decisions regarding management of the Trust.
(2)	Does not include 1,750,000 shares held by Woodward Holding, LLC. Mr. Aaron owns 40% of the ownership interests of Woodward Holding, LLC and therefore has an indirect pecuniary interest in 700,000 of the shares held by Woodward Holding, LLC but does not have voting or investment control over the shares held by this entity.
(3)	Based upon 25,926,149 shares of Origen's common stock issued and outstanding as of April 29, 2009, as reported in Origen's Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission ("SEC") on March 27, 2009, and as amended by Form 10K/A, as filed with the SEC on May 7, 2009 (the "Annual Report"), plus the 2,600,000 shares of Common Stock issuable upon exercise of the Warrant.

Item 1. Security and Issuer
          The class of equity securities to which this Schedule 13D (this “Statement”) relates is the Common Stock (the “Common Stock”) of Origen. The address of the principal office of Origen is 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034.
Item 2. Identity and Background of Jonathan S. Aaron
          (a) This Statement is being filed by Jonathan S. Aaron, a resident of Michigan.
          (b) The principal business address of Mr. Aaron is 2300 Harmon Road, Auburn Hills, Michigan 48326.
          (c) The principal business of Mr. Aaron is Assistant to the President of Guardian Industries Corp., a manufacturer of architectural and automotive glass products.
          (d) Mr. Aaron has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar civil infractions or misdemeanors).
          (e) Mr. Aaron has not, during the last five years, been party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Aaron is a citizen of the United States of America.

Item 2.	Identity and Background of the William Davidson TR dated September 24, 2008, as amended
          (a) This Statement is being filed by William Davidson TR dated September 24, 2008, as amended, an irrevocable trust organized under the laws of the State of Michigan (the “Trust”).
          (b) The principal business address of the Trust is 2300 Harmon Road, Auburn Hills, Michigan 48326.
          (c) The principal business of the Trust is holding investments on behalf of its beneficiaries.
          (d) The Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar civil infractions or misdemeanors).
          (e) The Trust has not, during the last five years, been party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) The Trust is organized under the laws of the State of Michigan.
Item 3. Source and Amount of Funds or Other Consideration
          The 2,600,000 shares of Common Stock subject to this statement may be acquired, pursuant to the Warrant, at the option of the Trust at an exercise price of $1.22 per share. Funds for any such exercise are expected to be provided by the Trust.
Item 4. Purpose of Transaction for Jonathan S. Aaron
          Mr. Aaron beneficially owns the securities of Origen for investment purposes on behalf of the Trust and may from time to time increase or decrease his position in Origen’s securities. Mr. Aaron does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as would occur as a result of the purchase of additional securities of Origen. Mr. Aaron intends to review the Trust’s investment in Origen on a continuing basis. Depending on various factors including, without limitation, Origen’s financial position and strategic direction, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, Mr. Aaron may in the future take such actions with respect to the investments in Origen as he deems appropriate including, without limitation, purchasing additional shares of Common Stock, exercising the Warrant or selling some or all of the shares of Common Stock or changing his intention with respect to any and all matters referred to in subparagraphs (a) — (j) of Item 4. The foregoing notwithstanding, Mr. Aaron intends to remain free to take such actions, including the making of such proposals, as he may from time to time deem appropriate in light of the circumstances which might arise from time to time.
Item 4. Purpose of Transaction for the Trust
          The Trust owns the securities of Origen for investment purposes and may from time to time increase or decrease his position in Origen’s securities. The Trust does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as would occur as a result of the purchase of additional securities of Origen. The Trust intends to review its investment in Origen on a continuing basis. Depending on various factors including, without limitation, Origen’s financial position and strategic direction, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Trust may in the future take such actions with respect to the investments in Origen as he deems appropriate including, without limitation, purchasing additional shares of Common Stock, exercising the Warrant or selling some or all of the shares of Common Stock or changing its intention with respect to any and all matters referred to in subparagraphs (a) — (j) of Item 4. The foregoing notwithstanding, the Trust intends to remain free to take such actions, including the making of such proposals, as it may from time to time deem appropriate in light of the circumstances which might arise from time to time
Item 5. Interest in Securities of Jonathan S. Aaron
          (a) Mr. Aaron beneficially owns 2,600,000 shares of Common Stock, (which shares may be acquired upon exercise of the Warrant by the Trust), constituting approximately 9.11% of the shares of Common Stock outstanding, based on 25,926,149 shares of Origen’s common stock issued and outstanding as of April 29, 2009, as reported in the Annual Report, plus the 2,600,000 shares of Common Stock issuable upon exercise of the Warrant.
          (b) Mr. Aaron has sole voting and dispositive power with respect to the 2,600,00 shares of Common Stock held by the Trust pursuant to his ultimate authority with respect to all decisions regarding management of the Trust. Accordingly, Mr. Aaron is the beneficial owner of the securities held by the Trust. The principal business and office address of Mr. Aaron is 2300 Harmon Road, Auburn Hills, Michigan 48326. Mr. Aaron has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Trust has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (c) Other than acquiring beneficial ownership of the Common Stock as described herein, there have been no transactions in the Company’s Common Stock in the last sixty days by Mr. Aaron.
          (d) No person other than Mr. Aaron is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the subject shares of Common Stock.
          (e) Not Applicable.
Item 5. Interest in Securities of the Trust
          (a) The Trust owns 2,600,000 shares of Common Stock, (which shares may be acquired upon exercise of the Warrant by the Trust), constituting approximately 9.11% of the shares of Common Stock outstanding, based on 25,926,149 shares of Origen’s common stock issued and outstanding as of April 29, 2009, as reported in the Annual Report, plus the 2,600,000 shares of Common Stock issuable upon exercise of the Warrant.

          (b) The Trust has sole voting and dispositive power with respect to the 2,600,00 shares of Common Stock held by the Trust. The principal business and office address of the Trust is 2300 Harmon Road, Auburn Hills, Michigan 48326. The Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Trust has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (c) Other than acquiring ownership of the Common Stock as described herein, there have been no transactions in the Company’s Common Stock in the last sixty days by the Trust.
          (d) Mr. Aaron, co-trustee of the Trust, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the subject shares of Common Stock.
          (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          As described in Item 3, the shares of Common Stock beneficially owned by Mr. Aaron and beneficially owned by the Trust, may be acquired pursuant to the terms of the Warrant. The Warrant was issued in connection with a $46 million loan made by the Original Trust to Origen. As part of that transaction, Origen and the Original Trust also entered into a Registration Rights Agreement, dated as of April 8, 2008. See the disclosure regarding such contracts, arrangements, understandings or relationships in the Company’s Current Report on Form 8-K, dated April 8, 2008, which details the transaction relating to the Warrant and the related Registration Rights Agreement (the “Form 8-K”), which is incorporated in this schedule by reference.
Item 7. Material to Be Filed as Exhibits
          See Exhibits 4.1 and 4.2 to the Form 8-K which are incorporated in this schedule by reference.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

William Davidson TR dated September 24, 2008, as amended
Dated: May 27, 2009	/s/ Jonathan S. Aaron
Jonathan S. Aaron, Co-Trustee

Dated: May 27, 2009	/s/ Eric L. Garber
Eric L. Garber, Co-Trustee

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 27, 2009	/s/ Jonathan S. Aaron
Jonathan S. Aaron, Individually